August 8, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Global Bridge Capital, Inc.

Form S-1/A

Filed July 12, 2017

File No. 333-215528

To the men and women of the SEC:

On behalf of Global Bridge Capital, Inc., (“we”, “us”, or the “Company”), are responding to comments addressed verbally to Company’s counsel, with respect to the Company’s filing of its S-1/A on July 12, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Financial Statements

1. Please update all financial statements and any corresponding disclosures so that they are current.

Company Response: We have updated our financial statements to include the nine months ended May 31, 2017. We have also updated “Summary of Financial Information,” “Management’s Discussion and Analysis,” “Dilution,” and “Certain Relationships and Related Transactions.”

Other

2. Please state whether or not there is a relationship of any kind between the Company and Global Bridge Capital USD Fund I, L.P., CIK number 0001710591.

Company Response: We, Global Bridge Capital, Inc., have no relationship of any kind or affiliation with Global Bridge Capital USD Fund I, L.P., CIK number 0001710591.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 8, 2017

/s/ Tan Yu Chai

Tan Yu Chai

Chief Executive Officer